EXHIBIT 99.1

CHINA LINEN TEXTILE INDUSTRY, LTD.
AUDIT COMMITTEE CHARTER

A. Purpose and Scope

The primary function of the Audit Committee (the “Committee”) is to oversee the accounting and financial reporting processes of China Linen Textile Industry, Ltd. (the “Company”), and the audits of the financial statements of the Company and to exercise the responsibilities and duties set forth below, including, but not limited to: (a) assist the Board of Directors in fulfilling its responsibilities by reviewing: (i) the financial reports provided by the Company to the Securities and Exchange Commission (“SEC”), the Company’s stockholders or to the general public, and (ii) the Company’s internal financial and accounting controls, (b) oversee the appointment, compensation, retention and oversight of the work performed by any independent public accountants engaged by the Company, (c) recommend, establish and monitor procedures designed to improve the quality and reliability of the disclosure of the Company’s financial condition and results of operations, (d) recommend, establish and monitor procedures designed to facilitate (i) the receipt, retention and treatment of complaints relating to accounting, internal accounting controls or auditing matters and (ii) the receipt of confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters, (e) engage advisors as necessary, and (f) determine the funding from the Company that is necessary or appropriate to carry out the Committee’s duties.

B. Composition

The Committee shall be comprised of such minimum number of directors as to satisfy the audit committee composition requirements promulgated by the SEC, the Financial Industry Regulatory Authority, any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company (each a “Regulatory Body” and collectively, the “Regulatory Bodies”), as in effect from time to time. The composition of the Committee shall satisfy the independence requirements of any applicable Regulatory Body, and each member of the Committee shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

Each member of the Committee shall be able to read and understand fundamental financial statements, including a balance sheet, income statement, and cash flow statement, and not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years. At least one member of the Committee shall have had past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

The members of the Committee shall be elected by the Board of Directors at the meeting of the Board of Directors following each annual meeting of stockholders and shall serve until their successors shall be duly elected and qualified or until their earlier resignation or removal. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

The Committee shall meet with management, the internal auditors, if any, and the independent accounting firm in executive sessions at least quarterly to discuss matters for which the Committee has responsibility. Meetings of the Committee can be held telephonically.

C. Responsibilities and Duties

The Audit Committee’s primary responsibility is one of oversight and it recognizes that the Company’s management is responsible for preparing the Company’s financial statements and that the independent auditors are responsible for auditing those financial statements. The Audit Committee also recognizes that the management, as well as the independent auditors, have more time, knowledge and more detailed information regarding the Company than do Audit Committee members. Consequently, in carrying out its oversight responsibilities, the Audit Committee is not providing any expert or special assurance as to the Company’s financial statements or any professional certification as to the independent auditor’s work.

The Audit Committee shall also perform any other activities consistent with this Charter as the Audit Committee or the Board deems necessary or appropriate or as may be required under applicable SEC and stock exchange rules and regulations in effect from time to time.

To fulfill its responsibilities and duties, the Committee shall:

Document Review

1. Review and assess the adequacy of this Charter periodically as conditions dictate, but at least annually (and update this Charter if and when appropriate).

2. Review with representatives of management and representatives of the independent accounting firm the Company’s audited annual financial statements prior to their filing as part of the Annual Report on Form 20-F. After such review and discussion, the Committee shall recommend to the Board of Directors whether such audited financial statements should be published in the Company’s Annual Report on Form 20-F. The Committee shall also review the Company’s quarterly financial statements prior to their inclusion in the Company’s Quarterly Reports on Form 6-K.

3. Instruct the independent accounting firm to review the Company’s interim financial statements prior to their inclusion in the Company’s Quarterly Reports on Form 6-K.

Independent Accounting Firm

4. The Committee shall be directly responsible for the appointment, compensation, retention and oversight of the work of any independent accounting firm engaged by the Company for the purpose of preparing or issuing an audit report or performing other audit, review or attest services or any other related work.

The authority of the Committee shall include ultimate authority to approve all audit engagement fees and terms. The Committee shall have the ultimate authority and responsibility to appoint, evaluate and, when warranted, replace, such independent accounting firm (or to recommend such replacement for shareholder approval in any proxy statement).

5. Resolve any disagreements between management and the independent accounting firm as to financial reporting matters.

6. Instruct the independent accounting firm that it should report directly to the Committee on matters pertaining to the work performed during its engagement and on matters required by applicable Regulatory Body rules and regulations.

7. On an annual basis, receive from the independent accounting firm a formal written statement identifying all relationships between the independent accounting firm and the Company consistent with Independence Standards Board Standard No.1, as it may be modified or supplemented. The Committee shall actively engage in a dialogue with the independent accounting firm as to any disclosed relationships or services that may impact the independent accounting firm’s objectivity and independence. The Committee shall take appropriate action to oversee the independence of the independent accounting firm.

8. On an annual basis, discuss with representatives of the independent accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as it may be modified or supplemented.

9. Meet with the independent accounting firm prior to the audit to review the planning and staffing of the audit and consider whether or not to approve the auditing services proposed to be provided.

10. Evaluate the performance of the independent accounting firm and consider the discharge of the independent accounting firm when circumstances warrant. The independent accounting firm shall be ultimately accountable to the Committee.

11. Oversee the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit at least once every five years, and oversee the rotation of other audit partners, in accordance with applicable rules and regulations.

12. Consider in advance whether or not to approve any audit and non-audit services to be performed by the independent accounting firm required to be approved by the Committee pursuant to the rules and regulations of any applicable Regulatory Body and adopt and implement policies for such pre-approval.

13. The Committee shall have the authority to oversee and determine the compensation of any independent accounting firm engaged by the Company and shall notify the Company of anticipated funding needs of the Committee.

Internal Audit Function

14. Review the responsibilities, budget and staffing of any internal auditors.

15. Review the significant reports to management prepared by any internal auditors and management’s responses.

Financial Reporting Processes

16. In consultation with the independent accounting firm and management, review annually the adequacy of the Company’s internal control over financial reporting.

17. Review disclosures made to the Committee by the Company’s chief executive officer and chief financial officer in connection with their certifications of the Company’s Annual Reports on Form 20-F and Quarterly Reports on Form 6-K, including disclosures concerning (a) evaluations of the design and operation of the Company’s internal control over financial reporting, (b) significant deficiencies and material weaknesses in the design and operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial information, and (c) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Committee shall direct the actions to be taken and/or make recommendations to the Board of Directors of actions to be taken to the extent such disclosures indicate the finding of any significant deficiencies in internal controls or fraud.

18. Regularly review the Company’s critical accounting policies and accounting estimates resulting from the application of these policies and inquire at least annually of both the Company’s internal auditors, if any, and the independent accounting firm as to whether either has any concerns relative to the quality or aggressiveness of management’s accounting policies.

19. Request and review periodic reports from management of the Company as to the Company’s processes for reporting on internal controls of the Company as required by Section 404 of the Sarbanes-Oxley Act of 2002.

Compliance

20. To the extent deemed necessary by the Committee to carry out its duties, it shall have the authority to engage outside counsel, independent accounting consultants and/or other experts at the Company’s expense.

21. Determine the funding necessary for (i) compensation of any independent accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee’s duties, and (iii) compensation of any outside advisors to be engaged by the Committee and notify the Company of anticipated funding needs of the Committee.

22. Establish written procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

23. Investigate any allegations that any officer or director of the Company,or any other person acting under the direction of any such person, took any action to fraudulently influence, coerce, manipulate, or mislead any independent public or certified accountant engaged in the performance of an audit of the financial statements of the Company for the purpose of rendering such financial statements materially misleading and, if such allegations prove to be correct, take or recommend to the Board of Directors appropriate disciplinary action.

Reporting

24. Prepare, in accordance with the rules of the SEC, as modified or supplemented from time to time, a written report of the Committee to be included in the Company’s annual proxy statement for each annual meeting of stockholders.

25. To the extent required by any Regulatory Body, instruct the Company’s management to disclose in its annual proxy statement for each annual meeting of stockholders, Annual Report on Form 20-F and Quarterly Report on Form 6-K, the approval by the Committee of any non-audit services performed by the independent accounting firm, and review the substance of any such disclosure and the considerations relating to the compatibility of such services with maintaining the independence of the accounting firm.